Mail Stop 4561

April 12, 2007

Jack Pearlstein, Chief Financial Officer
Solera Holdings, LLC
6111 Bollinger Canyon Road, Suite 200
San Ramon, CA 94583

> **Re:** **Solera Holdings, LLC**
> **Registration Statement on Form S-1/A**
> **File No. 333-140626**
> **Filed on March 26, 2007**

Dear Mr. Pearlstein:

We have reviewed your amended filing and have the following comments.

General

1. We note the graphical materials you have provided in Annex A. Please clarify how you intend to present these graphics. Will they be presented in a gatefold or consecutive pages? To the extent you intend to present them in a consecutive-page format, we might object to three successive pages of graphics.

2. We note your revisions in response to comments 8 and 9 of our letter dated March 12, 2007. Please expand the information in the summary to disclose the range of the prices paid by each of the listed investor groups. In this regard, we would expect to see disclosure addressing the extent to which the prices paid varied from the average. For summary purposes, footnote disclosure of the range for each group appears appropriate.. As for the detailed presentation on page 79, it is unclear why, or on what basis, Class A shares were repurchased. The first column seems to report share issuances and share repurchases on a net basis. The number of shares sold and the number repurchased is not clear nor is there a clear indication of what the transfer prices were in each instance. Also, the manner in which the "aggregate purchase price" calculations were made is not clear. It appears that this column may net the amounts received for Class A shares against amounts paid for Class B shares.

3. We note your response to comment 15 of our letter dated March 12, 2007. With respect to the two industry sources that will not permit you to identify them in the prospectus, please advise us of the identity of these sources. Additionally, with respect to the information attributable to A.M. Best Company and The Romans Group, LLC, since the reports are available to the public at costs that exceed a nominal charge, you should file the consents of A.M. Best and The Romans Group as exhibits to the registration statement, or you may delete the references to these sources and adopt the information as the company's own.

Management's Discussion and Analysis, page 38

4. Your discussion of the results of operations frequently provides non-quantified sources of changes. For example, refer to disclosure on page 44. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate. Furthermore, prefacing the reference to these two sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources and the extent of their contribution to the change.

Critical Accounting Policies and Estimates, page 52

Unit-Based Compensation, page 53

5. Your response to comment 20 of our letter dated March 12, 2007 and your disclosure on page 53 indicate that the April 13, 2006 valuation was contemporaneous. However, we note that the valuation reports that were provided appear to indicate that the April 13, 2006 valuation was dated October 4, 2006. Please tell us how you concluded that this valuation was contemporaneous. As part of your response, refer to the AICPA's discussion of "contemporaneous" in paragraphs 86 through 88 of their practice aid entitled *Valuation of Privately-Held-Company Equity Securities Issued as Compensation* (the "Practice Aid").

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

6. We have read your response to comment 29 of our letter dated March 12, 2007 and your revised disclosure. Please revise further to address how you apply the provisions of EITF 00-21 and SOP 97-2 to your multiple-element arrangements. Currently, your disclosures refer to arrangements that include "a combination of software licenses, hosted database and other services, installation and set-up services, hardware, maintenance services and transaction-based deliverables."

However, your disclosure appears to lack sufficient explanation as to how you determine units of accounting or allocate value to these deliverables. This information should be provided to allow readers to fully understand your revenue recognition policies. In addition, clarify your disclosure to explain how SFAS 13 applies to your arrangements.

Note 11. Redeemable Preferred and Common Units, page F-26

Securities, page F-26

7. We note that the valuation reports that are dated November 8, 2006 and February 5, 2007 are marked "Preliminary Draft" and "Subject to Revision." Please explain to us why these have not been finalized and describe the potential revisions.

8. We note that the fair value that you report for your common units as of January 25, 2007 does not appear in the valuation reports that you have provided to us. As a result, it is unclear to us how this represents fair value as determined by an unrelated valuation specialist and we question as to whether additional disclosures should be made in accordance with paragraph 182 of the Practice Aid. Please advise.

9. We note that you have used the IRR method to allocate the enterprise value to the preferred and common units. Tell us how you concluded that this method was the most appropriate for your specific circumstances at each valuation date and support your assertion that this method is consistent with the guidance in Chapter 10 of the Practice Aid.

10. Please explain to us, in detail, how you determined that each of the significant assumptions used to allocate value between your common and preferred units at each valuation date were appropriate for your specific circumstances. Your response should focus on the holding periods and the IRR for the aggregate and individual equity amounts.

11. We note that the fair value of your common units did not change between April 13 and July 25, 2006 and you cite four main reasons in your disclosure. Please provide us with your quantitative analysis of the comparable public companies and selected acquisitions that supports a static result for the market multiple method of valuation as of July 25, 2006. In addition, tell us whether there were any indications regarding your improved performance as compared to plan and provide us with summaries of any board-level discussions of potential liquidity event options that had occurred through July 25, 2006. Finally, tell us why your disclosure on page 53 focuses on the assertion that metrics related to the market

multiple valuation did not *decrease* when the concern appears to be whether those factors had *increased*. Revise to provide more robust disclosures regarding the four reasons cited.

12. We note that the fair value of your common units more than quadrupled in the roughly three-month period between July 25 and November 8, 2006. This dramatic change is only briefly discussed in your response and does not appear to be addressed in your registration statement beyond a table showing the fair values. Revise your registration statement to provide a robust discussion of the reasons for this change. Your disclosure should support any changes made to how you applied your valuation methods and any changes in underlying assumptions. Given the magnitude of this change, consider providing a table that disaggregates the change into the quantified factors that affected it. This table should be accompanied by a detailed discussion of those factors including quantitative information to the extent necessary to allow readers to fully understand this change in value. In order to provide the proper context necessary to understanding your revisions, it may be appropriate for you to provide more detailed information regarding the April valuation.

13. Provide us with the marketability discounts that are applied at each valuation date and reconcile your discussion of these discounts to the valuation reports that you provided. For example, tell us why you appear to be using the "marketable" equity value per share as provided on page 17 of the November 8, 2006 valuation. Similar concerns apply to your April 2006 and February 2007 valuations.

14. Please reconcile for us the number of common units used as the denominator in your calculations of per-unit fair value at each valuation date to the per-unit information disclosed within your registration statement.

Note 15. Contractual Commitments, Contingencies, and Off-Balance-Sheet Arrangements, page F-36

15. We note that you did not fully respond to our comment 35 of our letter dated March 12, 2007. In your response, you indicate that recording of a loss was not required, but did not address whether any disclosures were required. Please respond to this previously issued comment in full.

Note 16. Segment and Geographic Information, page F-37

16. We note your response to comment 36 of our letter dated March 12, 2007. Please note that the enterprise-wide disclosure requirements are not dependent upon your organizational structure or how you assess performance. In order for us to evaluate the remaining portion of your response, tell us more about why you do

not believe that you would be able to provide this information on anything other than an "arbitrary" basis. Separately, tell us how you view these five product categories in the context of your MD&A disclosure. Explain to us how management decides whether to expand or contract each of your offerings and how you expect readers to understand the relative importance and future prospects of each. In addition, tell us whether you believe product information is important to evaluating companies in your industry. In this regard, we note that your VRC valuation reports refer to "three primary product lines" within the "automotive claims processing segment" and your primary U.S. competitor appears to have provided product information prior to terminating registration.

Exhibits

Legality Opinion

17. We note that you have filed a "form of" legality opinion, which assumes that the "amended and restated Certificate of Incorporation" will be filed with Delaware. Tell us whether the corporation has been formed, and if not, when it will be formed. The initial certificate and bylaws should be filed as exhibits, assuming that the corporation will be formed before the effective date. If it is not possible to form the corporation and file its initial certificate and bylaws prior to the effective date, explain this is detail in your response letter. Additionally, numbered paragraph (1) on page 2 of the form of legality opinion assumes that the certificates for the shares will be "appropriate". This portion of the opinion should be narrowed to assume that the certificates in the form of Exhibit 4 will be countersigned and registered.

Signatures

18. We note that the signatures continue to be those of the LLC, not the issuer of the securities. If the corporation will not be formed until after the effective time, please make this clear to us and provide an analysis that addresses how you intend to provide the signatures required by Section 6 of the Securities Act and Instruction 1 to Form S-1. In this respect, the filing must be signed by the issuer and the designated representatives. If you believe the signatures in the current format conform to the requirements of the statute and form, explain the basis of this belief in your response. In that response, also address the consequences of signing the registration statement in the manner you propose and explain whether and how rights of investors under the Securities Act are imposed upon and enforceable against all required persons.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding the financial statements or related matters. Please contact Jay Ingram at (202) 551-3397 with any other questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Dennis Myers, Esq.
         Kirkland & Ellis LLP
         by facsimile: 312-861-2200